EXHIBIT 12

     INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS FOR THE THREE MONTHS ENDED MARCH 31, 2003 and 2002
(Dollars in thousands)

	2003	2002

	(Unaudited)
Earnings:
Net Income	$117,181	$113,305
Add:
Provision for income taxes (a)	59,624	62,059
Fixed charges	235,760	209,882
Less:
Capitalized interest	13,100	15,634

Earnings as adjusted (A)	$399,465	369,612

Preferred dividend requirements	$1,021	6,139
Ratio of income before provision for income taxes to net income	151%	155%

Preferred dividend factor on pretax basis	$1,542	9,515
Fixed Charges:
Interest expense	219,110	188,186
Capitalized interest	13,100	15,634
Interest factor of rents	3,550	6,062

Fixed charges as adjusted (B)	235,760	209,882

Fixed charges and preferred stock dividends (C)	$237,302	$219,397

Ratio of earnings to fixed charges (A) divided by (B)	1.69x	1.76x

Ratio of earnings to fixed charges and preferred stock dividends (A) divided by (C)	1.68x	1.68x